J.P. Morgan Securities (Asia Pacific) Limited

28/F, Chater House

8 Connaught Road

Central, Hong Kong

Merrill Lynch (Asia Pacific) Limited

Level 55, Cheung Kong Center

2 Queen’s Road Central

Central, Hong Kong

Citigroup Global Markets Asia Limited

50th Floor, Champion Tower

Three Garden Road

Central

Hong Kong

June 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jennifer Angelini

Re:	XPeng, Inc.

Registration Statement on Form F-1, as amended (File No. 333- 257308)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as joint representatives of the several international underwriters, hereby join in the request of XPeng, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Standard Time, on June 29, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as joint representatives of the several international underwriters, wish to advise you that between June 24, 2021 and the date hereof, 1,601 copies of the preliminary prospectus dated June 24, 2021 were distributed to prospective underwriters, institutional investors, dealers and others. We, the undersigned, as representative of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. Morgan Securities (Asia Pacific) Limited Merrill Lynch (Asia Pacific) Limited Citigroup Global Markets Asia Limited

By:	J.P. Morgan Securities (Asia Pacific) Limited

By:	/s/ Gregor Feige
Name:	Gregor Feige
Title:	Managing Director

By:	Merrill Lynch (Asia Pacific) Limited

By:	/s/ Xiaoming Zhou
Name:	Xiaoming Zhou
Title:	Managing Director

By:	Citigroup Global Markets Asia Limited

By:	/s/ David Jiang
Name:	David Jiang
Title:	Managing Director